CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2004

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F   ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

UPM-Kymmene Corporation Stock Exchange Release 24 March, 2004 at 12:15

UPM’s IFRS comparative figures for 2003 and 2002

As of the beginning of 2004, UPM converts from the Finnish Accounting Standards (FAS) to the International Financial Reporting Standards, IFRS. The purpose of the comparative figures for 2003 and 2002 is to inform the shareholders and stakeholders of the effects of the transition to the consolidated balance sheet and profit and loss account.

Due to the transition to the IFRS, the company’s balance sheet and equity grows but gearing remains almost unchanged. The change in the earnings per share is mostly resulting from a net increase in depreciation and amortization.

	2003 IFRS	2003 FAS	2002 IFRS	2002 FAS
Earnings per share, EUR	0.61	0.70	0.96	1.06
Return on equity, %	4.4	5.3	6.8	8.0
Return on capital employed, %	5.2	6.4	7.4	8.4
Gearing, %	69	67	71	76
Balance sheet, total	16,591	14,517	17,624	15,374
EUR mill

A conference call for the analysts will be organized on March 24, 2004 at 17.30 Finnish time (15.30 GMT). To participate in the UPM conference call, please dial +44 (0) 1452 542 300. Conference Call can be listened to until March 31, 2004 on the following number +44 (0) 1452 55 0000, access number 1175467#.

In the United States and Canada, the Conference Call number is +1 866 220 1452. The reply can be heard on the following number +1 866 247 4222, access number 1175467#.

For further information, please contact after 16:00 (Finnish time): Mr Kari Toikka, CFO, tel. +358 204 150014

Mr Olavi Kauppila, Senior Vice President, Investor Relations, tel. +358 204 150658

UPM Transition to International Financial Reporting Standards (IFRS)

Explanation and comparative IFRS information for years 2003 and 2002

Contents

General information

Reconciliation of profit for 2003 and 2002

Reconciliation of Balance sheet and Shareholders’ equity at 31.12.2003,31.12.2002 and 1.1.2002

Key figures 2003 and 2002

Segment information 2003 and 2002

Quarterly information 2003, Group and Segments

Notes and additional information to the reconciliations

IFRS accounting policies

GENERAL INFORMATION

The Board of Directors of UPM-Kymmene Corporation has decided that the company will convert from Finnish Accounting Standards (FAS) to International Financial Reporting Standards (IFRS) in 2004. UPM has prepared the opening IFRS balance sheet at the date of the transition to IFRS, which is 1 January 2002.

The 2004 interim reports will be prepared in accordance with IFRS.

The change in accounting standards affects, among other things, the following principles:

Business combinations

The mergers that took place in the late 1980s and the 1990s in connection with restructuring of the Finnish forest industry are treated under IFRS as acquisitions and not as pooling of interests. The new treatment of these and other acquisitions will have an impact on acquisition costs and their allocation, and depreciation and amortization.

Asset revaluations

The revaluations made primarily to forest holdings in Finland are reversed. However, biological assets are valued under IFRS at their fair value.

Sale and lease-back arrangements

The company has sold and then leased back certain power plants under long-term agreements and uses the electrical power generated by these plants in its own production. Under IFRS these divested assets must be reinstated on the balance sheet.

Interest paid during construction

Most interest payments made while construction is in progress are recognized under FAS as expenses. Under IFRS, the company will recognize interest paid during construction partly as acquisition cost when it relates to fixed assets.

Shareholders in listed companies

Under IFRS, these holdings are measured on the balance sheet at their final quoted prices on the balance sheet date without any profit/loss effect, whereas under FAS they are valued at no more than their acquisition cost.

Financial instruments

Under IFRS, financial instruments are stated on the balance sheet at their fair values. Gains or losses on hedging instruments relating to future cash flows are booked under IFRS according to the principles of hedge accounting.

Value of forest holdings

Under FAS, forest holdings are valued at acquisition cost plus revaluations made. Under IFRS, biological assets are valued at their fair value and any change in value is booked to the income statement. The determination of the fair value is based on the present value of future cash flows.

Finnish pension scheme (TEL)

Under FAS, pension expenses are recorded in accordance with local accounting practises. Under FAS, TEL was regarded as a defined contribution plan. Under IFRS, the disability element of TEL is calculated as a defined benefit plan.

Segment accounting and reporting

The reporting segments will not change under IFRS. They are based on the Group’s organization and internal reporting.

Other differences

The other differences concern mainly the treatment and reporting of provisions, taxes and associated companies. Under IFRS, the share of the result of associated companies before taxes is reported after operating profit, whereas under FAS they are reported in operating profit.

1    RECONCILIATION OF PROFIT FOR 2003 AND 2002

		Year ended 31 December			Year ended 31 December
EUR million	Note	FAS x) 2003	Effect of tran- sition to IFRS	IFRS 2003	FAS 2002	Effect of tran- sition to IFRS	IFRS 2002
Sales	1	9,948	-161	9,787	10,475	-58	10,417
Other operating income	2	220	-162	58	155	-64	91
Costs and expenses	3	-8,480	35	-8,445	-8,610	30	-8,580
Share of results of associated companies	4	22	-22	—	60	-60	—
Depreciation, amortization and impairment charges	5	-926	-122	-1,048	-1,018	-107	-1,125
Operating profit		784	-432	352	1,062	-259	803
Share of results of associated companies and joint ventures	4	3	26	29	—	80	80
Gains on available- for-sale investments, net	6	—	127	127	—	72	72
Finance costs, net	7	-228	158	-70	-273	28	-245
Profit before tax		559	-121	438	789	-79	710
Income taxes	8	-193	72	-121	-241	29	-212
Profit after tax		366	-49	317	548	-50	498
Minority interest		2	—	2	2	—	2
Net profit for the period		368	-49	319	550	-50	500
Earnings per share
Basic earnings per share, EUR		0.70	-0.09	0.61	1.06	-0.10	0.96
Diluted earnings per share, EUR		0.70	-0.09	0.61	1.05	-0.09	0.96

x)	As reported under Finnish Accounting Standards (FAS)

2    RECONCILIATION OF BALANCE SHEET AND SHAREHOLDERS’ EQUITY AT 31.12.2003, 31.12.2002 AND 1.1.2002

EUR million	Note	FAS 31.12. 2003	Effect of tran- sition to IFRS	IFRS 31.12. 2003	FAS 31.12. 2002	Effect of tran- sition to IRFS	IFRS 31.12. 2002
ASSETS
Non-current assets
Goodwill	9	1,894	-231	1,663	1,987	-242	1,745
Other intangible assets	10	348	174	522	364	176	540
Property, plant and equipment	11	7,846	279	8,125	8,253	136	8,389
Investment property	12	—	42	42	—	50	50
Biological assets	13	—	1,127	1,127	—	1,129	1,129
Investments in associated companies and joint ventures	14	929	83	1,012	965	130	1,095
Available-for-sale investments	15	392	-39	353	405	141	546
Treasury shares		—	—	—	—	—	—
Non-current receivables	16	77	167	244	137	288	425

Deferred tax assets	17	—	403	403	—	400	400
Other non-current assets		—	18	18	—	17	17
		11,486	2,023	13,509	12,111	2,225	14,336
Current assets
Inventories	18	1,217	-73	1,144	1,288	-64	1,224
Trade and other receivables	19	1,426	75	1,501	1,550	15	1,565
Cash and cash equivalents	20	388	49	437	425	74	499
		3,031	51	3,082	3,263	25	3,288
Total assets		14,517	2,074	16,591	15,374	2,250	17,624
EQUITY AND LIABILITIES
Capital and reserve
Share capital		890	—	890	442	—	442
Share premium reserve		687	50	737	654	50	704
Fair value and other reserves		591	-375	216	1,036	-207	829
Retained earnings		4,701	453	5,154	4,788	441	5,229
	21	6,869	128	6,997	6,920	284	7,204
Minority interest		32	—	32	33	—	33
Non-current liabilities
Deferred tax liabilities	22	644	935	1,579	645	1,035	1,680
Retirement benefit obligations	23	342	308	650	339	321	660
Provisions		68	35	103	111	-7	104
Interest-bearing liabilities	24	4,241	670	4,911	5,105	520	5,625
Other liabilities	24	33	46	79	34	1	35
		5,328	1,994	7,322	6,234	1,870	8,104
Current liabilities
Current interest- bearing liabilities	24	852	18	870	784	42	826
Trade and other payables		1,436	-66	1,370	1,403	54	1,457
		2,288	-48	2,240	2,187	96	2,283
Total liabilities		7,616	1,946	9,562	8,421	1,966	10,387
Total equity and liabilities		14,517	2,074	16,591	15,374	2,250	17,624

EUR million	Note	FAS 31.12. 2001	Effect of tran- sition to IFRS	IFRS 1.1. 2002
ASSETS
Non-current assets
Goodwill	9	2,086	-252	1,834
Other intangible assets	10	339	205	544
Property, plant and equipment	11	8,934	220	9,154
Investment property	12	—	36	36
Biological assets	13	—	1,142	1,142
Investments in associated companies and joint ventures	14	935	144	1,079

Available-for-sale investments	15	425	444	869
Treasury shares		38	-38	—
Non-current receivables	16	117	62	179
Deferred tax assets	17	—	424	424
Other non-current assets		—	39	39
		12,874	2,426	15,300
Current assets
Inventories	18	1,289	-44	1,245
Trade and other receivables	19	1,845	-39	1,806
Cash and cash equivalents	20	423	145	568
		3,557	62	3,619
Total assets		16,431	2,488	18,919
EQUITY AND LIABILITIES
Capital and reserve
Share capital		442	—	442
Share premium reserve		624	50	674
Fair value and other reserves		1,076	22	1,098
Retained earnings		4,668	460	5,128
	21	6,810	532	7,342
Minority interest		28	—	28
Non-current liabilities
Deferred tax liabilities	22	666	1,195	1,861
Retirement benefit obligations	23	299	333	632
Provisions		114	11	125
Interest-bearing liabilities	24	4,898	265	5,163
Other liabilities	24	15	-9	6
		5,992	1,795	7,787
Current liabilities
Current interest- bearing liabilities	24	1,821	148	1,969
Trade and other payables		1,780	13	1,793
		3,601	161	3,762
Total liabilities		9,593	1,956	11,549
Total equity and liabilities		16,431	2,488	18,919

3    KEY FIGURES 2003 AND 2002

	IFRS 2003	FAS 2003	IFRS 2002	FAS 2002
Earnings per share, EUR	0.61	0.70	0.96	1.06
Shareholders’ equity per share, EUR	13.36	13.12	13.85	13.30
Dividend-to-earnings ratio, %	123.0	107.1	78.1	70.8
P/E ratio	24.8	21.6	15.9	14.4
Return on equity, %	4.4	5.3	6.8	8.0
Return on capital employed, %	5.2	6.4	7.4	8.4
Capital employed at year end, EUR million	12,811	11,994	13,689	12,842
Net interest-bearing liabilities, EUR million	4,874	4,599	5,135	5,285
Gearing ratio, %	69	67	71	76
Equity-to-asset ratio, %	42.5	47.7	41.1	45.3

Calculation of key indicators

Earnings per share is calculated by dividing profit for the period by adjusted average number of shares during the period.

Shareholders’ equity per share is calculated by dividing capital and reserves by adjusted number of shares at end of period.

Dividend to earnings ratio, % is calculated by multiplying 100 by dividend per share divided by earnings per share.

P/E ratio is calculated by dividing adjusted share price at 31.12 by earnings per share.

Return on equity, % is calculated by multiplying 100 by the profit before tax minus income taxes, divided by capital and reserves plus minority interest (average).

Return on capital employed, % is calculated by multiplying 100 by the profit before tax plus interest expenses and other finance costs, divided by balance sheet total minus non-interest-bearing liabilities (average).

Net interest-bearing liabilities are calculated by deducting interest-bearing assets and listed shares (only IFRS) from interest-bearing liabilities.

Gearing ratio, % is calculated by multiplying 100 by net interest-bearing liabilities, divided by capital and reserves plus minority interest.

Equity to assets ratio, % is calculated by multiplying 100 by capital and reserves plus minority interest, divided by balance sheet total minus advances received.

4    SEGMENT INFORMATION 2003 AND 2002

	Year ended 31 December
EUR million	IFRS 2003	FAS 2003	IFRS 2002	FAS 2002
Sales by segment 1)
Magazine Papers	3,280	3,320	3,570	3,577
Newsprint	1,273	1,295	1,379	1,381
Fine and Speciality Papers	2,244	2,278	2,446	2,449
Converting	1,370	1,374	1,539	1,541
Wood Products	1,548	1,552	1,487	1,489

	2003	2003	2002	2002
Other Operations	512	672	525	583
Internal Sales	-440	-543	-529	-545
Sales, total	9,787	9,948	10,417	10,475
Operating profit by segment 2)
Magazine Papers 3)	50	153	177	225
Newsprint	-8	54	121	162
Fine and Speciality Papers	206	241	355	359
Converting	43	43	63	70
Wood Products	21	29	32	37
Other Operations x)	40	264	55	209
Operating profit, total	352	784	803	1,062
Operating profit, Other Operations
Forest Department in Finland	49	41	31	37
Energy Department in Finland	96	78	69	51
Cash flow derivatives	—	13	—	-4
Share of results of associated companies	—	22	—	60
Capital gains on sales of listed shares	—	167	—	81
Others and eliminations	-105	-57	-45	-16
Total	40	264	55	209

1) Sales of the segments with the exception of Other Operations are changed due to the cash flow hedges. These are reported in financial items.

The following table sets out the impacts on the segment sales and operating profit due to the transfer of cash flow derivatives.

	Year ended 31 December
	2003	2002
Magazine Papers	-40	-7
Newsprint	-22	-2
Fine and Speciality Papers	-34	-3
Converting	-4	-2
Wood Products	-4	-2
Other Operations	-13	4
Total	-117	-12

2) The following table sets out the depreciation, amortization and impairment charges by segment.

	IFRS 2003	FAS 2003	IFRS 2002	FAS 2002
Magazine Papers	458	415	532	492
Newsprint	222	184	235	196
Fine and Speciality Papers	200	196	194	190
Converting	55	57	59	59
Wood Products	51	50	49	49
Other Operations	62	24	56	32
Total	1,048	926	1,125	1,018

3) Includes charges related to the shutdown of Blandin’s two paper machines	-22	—	-108	-128

5 QUARTERLY INFORMATION 2003

EUR million	IFRS Q4 2003	IFRS Q3 2003	IFRS Q2 2003	IFRS Q1 2003
Sales by segment
Magazine Papers	890	828	804	758
Newsprint	350	302	320	301
Fine and Speciality Papers	550	552	559	583
Converting	327	335	344	364
Wood Products	368	381	425	374
Other Operations	115	116	123	158
Internal Sales	-89	-114	-122	-115
Sales, total	2,511	2,400	2,453	2,423

Operating profit by segment
Magazine Papers 1)	23	29	9	-11
Newsprint	-9	-5	2	4
Fine and Speciality Papers	38	48	49	71
Converting	4	15	8	16
Wood Products	-2	-1	16	8
Other Operations	-15	27	16	12
Operating profit, total	39	113	100	100
Share of results of associated companies and joint ventures	4	9	2	14
Gains on available- for-sale shares	127	—	—	—
Exchange rate and fair value gains and losses	24	12	21	50
Other finance costs, net	-41	-48	-33	-55
Profit before tax	153	86	90	109
Income taxes	-34	-30	-27	-30
Profit before minority interests	119	56	63	79
Minority interest	1	1	—	—
Net profit for the period	120	57	63	79
Basic earnings per share, EUR	0.23	0.11	0.12	0.15

1) Under IFRS, the first quarter includes charges of EUR 22 million relating to the shutdown of Blandin’s two paper machines.

EUR million	FAS Q4 2003	FAS Q3 2003	FAS Q2 2003	FAS Q1 2003
Sales by segment
Magazine Papers	902	839	815	764
Newsprint	356	308	326	305
Fine and Speciality Papers	558	567	565	588
Converting	329	335	345	365
Wood Products	369	382	426	375
Other Operations	156	152	171	193
Internal Sales	-118	-146	-147	-132
Sales, total	2,552	2,437	2,501	2,458

Operating profit by segment
Magazine Papers 1)	39	53	32	29

Newsprint	7	11	18	18
Fine and Speciality Papers	46	63	56	76
Converting	4	14	9	16
Wood Products	0	1	18	10
Other Operations	179	22	41	22
Operating profit, total	275	164	174	171
Share of results of associated companies and joint ventures	3	—	—	—
Gains on available- for-sale shares	—	—	—	—
Exchange rate and fair value gains and losses	2	-3	-9	-18
Other finance costs, net	-45	-48	-45	-62
Profit before tax	235	113	120	91
Income taxes	-73	-42	-48	-30
Profit before minority interests	162	71	72	61
Minority interest	1	1	—	—
Net profit for the period	163	72	72	61
Basic earnings per share, EUR	0.31	0.14	0.13	0.12

1) Under IFRS, the first quarter includes charges of EUR 22 million relating to the shutdown of Blandin’s two paper machines.

6 NOTES AND ADDITIONAL INFORMATION TO THE RECONCILIATIONS

1.	Sales

Under IFRS the real estate sales are reclassified from sales to other operating income and to costs and expenses, decreasing FAS reported sales by approximately EUR 45 million in both 2003 and 2002.

In addition the sales in 2003 are reduced under IFRS due the required accounting treatment of cash flow hedging instruments, which did not qualify for special hedge accounting treatment under IFRS (refer to Footnote 1 on page 6). These hedging results are reported in financial items in 2003 and 2002. The qualification for hedge accounting according to IAS 39 were met for agreements made in February 2003 or later. To the extent those hedges are effective, the changes in fair values are deferred in shareholders’ equity and will be recorded in sales when the external sales take place.

2.	Other operating income

Other operating income reported under IFRS is lower than as reported under FAS primarily because under FAS other operating income included gains on the divestment of listed shares amounting to EUR 167 million in 2003 and EUR 81 million in 2002. Under IFRS these gains are reported as a separate line item beneath operating profit (refer to Note 6 below).

The reduction in other operating income reported under IFRS is partly offset by the reclassification of real estate sales (refer to Note 1 above).

3.	Costs and expenses

The decrease in costs and expenses is mainly due to required accounting treatment for sale and leaseback arrangements that under

IFRS are determined to result in a finance lease. Under IFRS rental payments amounting to approximately EUR 20 million in both 2003 and 2002 in respect of such sale and leaseback arrangements have been reversed from costs and expenses reported under FAS and are divided between the interest element which is recognised in financial items and the capital element which reduces the finance lease obligation under IFRS.

In costs and expenses are fair value gains from the changes in prices and physical change of living trees amounting to EUR 56 million in 2003 (EUR 39 million in 2002). In addition, biological assets carried at their fair value of EUR 43 million were harvested during 2003 (EUR 42 million during 2002) and these amounts are reflected as part of costs and expenses.

4.	Share of result of associated companies and joint ventures

Under FAS the share of results of associated companies after tax has been included in operating profit. Under IFRS the share of results of associated companies and joint ventures before taxes is reported after operating profit and the share of taxes of associated companies and joint ventures is reported in taxes.

5.	Depreciation, amortisation and impairment charges

As referred to in Note 9, the retrospective application of IAS 22 to business combinations resulted in increases in the carrying values of property, plant and equipment. Although this was partly offset by decreases in goodwill the relative differences in expected useful lives resulted in a net increase in depreciation and amortisation charges of EUR 81 million in 2003 and EUR 84 million in 2002.

In addition there was a further increase in depreciation charges due to the capitalisation of interest amounting to EUR 22 million in both 2003 and 2002.

6.	Gains on available-for-sale investments, net

In connection with the disposals of available-for-sale investments, fair value gains net of losses of EUR 153 million in 2003 and EUR 72 million in 2002 were realized.

In 2003 an impairment loss was recognised on certain listed securities amounting to EUR 26 million.

7.	Finance costs, net

	Year ended 31 Dec.			Year ended 31 Dec.
EUR million	FAS 2003	Effect of tran- sition to IFRS	IFRS 2003	FAS 2002	Effect of tran- sition to IFRS	IFRS 2002
Interest expenses	-219	-16	-235	-286	-21	-307
Interest income	16	17	33	25	—	25
Dividend income	18	—	18	21	—	21
Exchange and fair value gains and losses 1)	-28	135	107	2	23	25
Gains and losses on sale of associated companies and joint ventures shares	—	19	19	—	12	12
Other financial income	6	—	6	2	—	2
Other financial expenses	-21	3	-18	-37	14	-23
Total	-228	158	-70	-273	28	-245

1)	Under IFRS exchange and fair value gains and losses differ from

FAS primarily because cash flow hedges not qualifying for special hedge accounting treatment have been transferred from sales to finance costs.

8.	Income taxes

The effective tax rate under IFRS is 27.6% in 2003 and 29.8% in 2002 and under FAS 34.5% in 2003 and 30.5% in 2002. Under FAS deferred taxes have not been provided on unremitted earnings of associated companies and on certain purchase accounting differences which mainly explains the decrease in the effective tax rate under IFRS.

9.	Goodwill

Goodwill has reduced on transition to IFRS primarily because under FAS goodwill has been determined as the difference between the purchase price and the book values of the net assets acquired, whereas under IFRS it is a requirement to make certain purchase price adjustments such that assets and liabilities are recognized at their fair value at the date of acquisition. Such purchase price adjustments under IFRS have reduced goodwill by EUR 309 million as at the date of transition.

In addition, under FAS certain significant business combinations were accounted for using the pooling of interest method. Under IFRS these business combinations were required to be accounted for as acquisitions using the purchase method. Accordingly under IFRS the amount by which the purchase price exceeded the fair value of the identifiable assets and liabilities of those acquired businesses at the date of acquisition increased goodwill by EUR 57 million as at the date of transition.

The reduction in the transition adjustments at the end of 2003 and 2002 is due to the amortisation.

10.	Other intangible assets

As a result of the change in accounting treatment of certain business combinations (refer Note 9 above) certain other intangible assets, mainly related to technology and patents, have been recognized.

11.	Property, plant and equipment

As a result of change in accounting treatment of certain business combinations (refer to Note 9 above) the carrying values of certain property, plant and equipment were increased by EUR 1,699 million at the end of 2003, EUR 1,775 million 31.12.2002 and EUR 1,853 million 1.1.2002.

Revaluations of timberlands recorded under FAS, EUR 567 million at the end of 2003 and 2002 and at 1.1.2002, have been reversed.

Living trees with a carrying value under IFRS of EUR 1,209 million at the end of 2003, EUR 1,207 million 31.12.2002 and EUR 1,224 million 1.1.2002 were reclassified from property, plant and equipment to biological assets.

Other increases on transition to IFRS arise as a result of the capitalization of interest of property under construction and finance lease and sale leaseback arrangements as well as reclassification of inventories (refer to Note 18).

12.	Investment property

Under FAS real estate investments were classified as either inventories or as part of property, plant and equipment. Under IFRS such property has been reclassified as investment property in accordance with IAS 40.

13.    Biological assets

Biological assets (i.e. living trees) are initially recognized at cost which necessitated a reclassification of the carrying values of timberlands that in accordance with FAS had previously been included as part of property, plant and equipment. In accordance with IAS 41 biological assets are carried at their fair value less estimated point-of-sale costs. At the end of 2003, the value of biological assets was EUR 1,093 million in Finland and EUR 34 million in other countries.

14.    Investments in associated companies and joint ventures

The carrying values of investments in associated companies and joint ventures differ between FAS and IFRS because although IFRS also requires that as at the date of acquisition the investment should initially be recorded at cost, the difference between cost and the Group’s share of the fair values of the net identifiable assets of the associated company is accounted for in accordance with IAS 22. Consequently there were certain increases in the fair values of net identifiable assets of associated companies and joint ventures as at the acquisition of the investment primarily related to certain energy assets of associated companies.

15.    Available-for-sale investments

The available-for-sale investments recognised under IFRS primarily consist of listed companies’ and other companies’ shares.

16.    Non-current receivables

The increase in non-current receivables is primarily due to derivative financial instruments that are measured at fair value and recognized on the balance sheet. Most of the long-term derivative contracts are designated as hedging instruments in a fair value hedge relationship.

17.    Deferred tax assets

Under FAS deferred tax assets amounting to EUR 306 million at the end of 2003, EUR 320 million 31.12.2002 and EUR 371 million in 1.1.2002 were netted against deferred tax liabilities. Under IFRS, part of these deferred tax assets did not meet the criteria for offset as set out in IAS 12, and are consequently presented on a gross basis.

The remaining increase in deferred tax assets on transition to IFRS results primarily from the recognition of deferred tax assets on temporary differences in respect of defined benefit pension liabilities (refer to Note 23 below).

18.    Inventories

As referred to in Note 12 above certain real estate holdings were accounted for as inventories under FAS. Under IFRS these real estate holdings have been reclassified as investment property, property, plant and equipment and available-for-sale investments.

19.    Trade and other receivables

The increase in trade and other receivables is primarily due to short-term derivative financial instruments that are measured at fair value and recognized on the balance sheet.

20.    Cash and cash equivalents

Under FAS certain bank overdrafts have been included in cash and cash equivalents. Under IFRS bank overdrafts which did not meet the criteria for offset have been reclassified as current interest-bearing liabilities.

21.    Capital and reserves

EUR million	Share capital	Share pre- mium	Legal reserve	Re- valua- tion reserve	Trea- sury shares
Capital and reserves at 31 December 2001, FAS	442	624	672	366	38
Effect of transition to IFRS 1)	—	50	-672	-366	-38
Capital and reserves at 1 January 2002, IFRS	442	674	—	—	—
Equity component of convertible bond loan	—	—	—	—	—

Convertible bond loan 1994	2	28	—	—	—
Translation differences and other items	—	—	—	—	—
Cancellation of UPM- Kymmene Corporation shares	-2	2	—	—	—

Cash flow hedges
—recorded in shareholders’ equity	—	—	—	—	—
—transferred to income statement	—	—	—	—	—

Available-for-sale investments
—gains/losses arising from fair valuation	—	—	—	—	—
—transferred to income statement	—	—	—	—	—
Dividend paid	—	—	—	—	—
Net profit for the period	—	—	—	—	—
Balance at 31 December 2002, IFRS	442	704	—	—	—
Share issue	445	—	—	—	—

Convertible bond loan 1994	3	33	—	—	—
Translation differences and other items	—	—	—	—	—

Cash flow hedges
—recorded in shareholders’ equity	—	—	—	—	—
—transferred to income statement	—	—	—	—	—

Available-for-sale investments
—gains/losses arising from fair valuation	—	—	—	—	—
—transferred to income statement	—	—	—	—	—
Dividend paid	—	—	—	—	—
Net profit for the period	—	—	—	—	—
Balance at 31 December 2003, IFRS	890	737	—	—	—

EUR million	Fair value and other reserves	Re- tained earnings	Total
Capital and reserves at 31 December 2001, FAS	—	4,668	6,810

Effect of transition to IFRS 1)	1,098	460	532
Capital and reserves at 1 January 2002, IFRS	1,098	5,128	7,342

Equity component of convertible bond loan	-30	—	-30

Convertible bond loan 1994	—	—	30
Translation differences and other items	-43	-11	-54
Cancellation of UPM- Kymmene Corporation shares	—	—	—

Cash flow hedges
—recorded in shareholders’ equity	—	—	—
—transferred to income statement	12	—	12

Available-for-sale investments
—gains/losses arising from fair valuation	-208	—	-208
—transferred to income statement	—	—	—
Dividend paid	—	-388	-388
Net profit for the period	—	500	500
Balance at 31 December 2002, IFRS	829	5,229	7,204

Share issue	-445	—	—
Convertible bond loan 1994	-36	—	—
Translation differences and other items	-66	-4	-70

Cash flow hedges
—recorded in shareholders’ equity	32	—	32
—transferred to income statement	—	—	—

Available-for-sale investments
—gains/losses arising from fair valuation	2	—	2
—transferred to income statement	-100	—	-100
Dividend paid	—	-390	-390
Net profit for the period	—	319	319
Balance at 31 December 2003, IFRS	216	5,154	6,997

1)	The most significant items, net of taxes, in the difference of EUR

532 million between shareholders’ equity under FAS and IFRS at the date of transition to IFRS 1.1.2002 are as follows: business combinations EUR 595 million, fair valuation of biological assets net of revaluations of timberland reversed EUR 152 million, other revaluations EUR -116 million, employee benefit obligations EUR -202 million, capitalised finance leases EUR -153 million, fair valuation of available-for-sale shares EUR 307 million and other items EUR -51 million.

22.    Deferred tax liabilities

As stated in Note 17, certain deferred tax assets which were previously offset against deferred tax liabilities under FAS have been reclassified as non-current assets and deferred tax liabilities have increased accordingly.

Restatement of business combinations (as further explained in Note 9) have resulted in the recognition of additional deferred tax liabilities of EUR 719 million 31.12.2003, EUR 762 million 31.12.2002 and EUR 804 million 1.1.2002 on transition to IFRS. The remaining change of deferred tax liabilities is due to the tax effect of other IFRS adjustments.

23.    Retirement benefit obligations

Under FAS the retirement benefit obligations are generally recorded in accordance with local accounting practices in the countries in which employees are provided with such benefits. On transition to IFRS additional retirement benefit obligations were recognized for certain defined benefit plans, especially in Finland. In accordance with IFRS 1, the Group elected to recognise all cumulative actuarial gains and losses for all plans at the date of transition to IFRS.

24.    Interest-bearing liabilities

The recognition under IFRS of certain finance lease obligations, primarily in respect of the sale and leaseback transactions referred to in Note 3 above, increased interest bearing liabilities by EUR 373 million at the end of 2003, EUR 292 million 31.12.2002 and EUR 294 million 1.1.2002.

As referred to in Note 20, bank overdrafts EUR 46 million at the end of 2003, EUR 74 million 31.12.2002 and EUR 146 million 1.1.2002 were reclassified to current interest-bearing liabilities under IFRS.

Under IFRS derivative financial instruments are measured at fair value, which increased the long-term interest bearing liabilities reported under FAS by EUR 87 million at the end of 2003, EUR 46 million 31.12.2002 and EUR 20 million 1.1.2002 and long-term non-interest bearing liabilities reported under FAS by EUR 59 million at the end of 2003, EUR 11 million 31.12.2002 and EUR 1 million 1.1.2002.

In addition, under IFRS most of the long-term borrowings are designated as hedged items in a fair value hedge relationship and are subject to fair value adjustments of the hedged interest rate risk. The fair value adjustments amounted to EUR 97 million at the end of 2003, EUR 216 million 31.12.2002 and EUR 39 million 1.1.2002.

7 IFRS ACCOUNTING POLICIES

The principal accounting policies to be adopted in the preparation of the 2004 consolidated financial statements are set out below:

Principal Activities

UPM is a global paper and forest products company engaged in the production of paper, with an emphasis on the manufacture and sale of printing and writing papers. The Group is significantly vertically integrated with operations that are organized through five divisions: Magazine Papers, Newsprint, Fine and Speciality Papers, Converting and Wood Products. The biggest units of UPM’s Other Operations are forestry and energy departments in Finland. The Group’s activities are centred on the European Union countries and North America, with production facilities in 16 countries.

Basis of preparation

The 2004 consolidated financial statements of UPM-Kymmene Corporation (“UPM” or “the Group”) are to be prepared in accordance with International Financial Reporting Standards (IFRS).

Up until 31 December 2003, the consolidated financial statements had been prepared in accordance with Finnish Accounting Standards (FAS). FAS differs in certain respects from IFRS. When preparing UPM’s 2004 consolidated financial statements, management will amend certain accounting, valuation and consolidation methods applied in the FAS financial statements to comply with IFRS. The comparative figures in respect of 2002 and 2003 are restated to reflect these adjustments.

Reconciliations and descriptions of the effects of the transition from FAS to IFRS on the Group’s equity and its net profit are shown at the front of this document.

The 2004 consolidated financial statements will be prepared under the historical cost convention as modified by the revaluation of biological assets, available-for-sale investment securities and certain other financial assets and financial liabilities.

Use of estimates

The preparation of financial statements in accordance with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Accounting estimates are employed in the financial statements to determine reported amounts, including the realizability of certain assets, the useful lives of tangible and intangible assets, income taxes and others. Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from those estimates.

Consolidation principles

Subsidiaries

The consolidated financial statements of UPM include the financial statements of the parent company, UPM-Kymmene Corporation, and its subsidiaries. Subsidiaries are those entities in which UPM either owns, directly or indirectly, over fifty per cent of the voting rights, or otherwise has the power to govern their operating and financial policies.

Acquisitions of subsidiaries are accounted for using the purchase method of accounting. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill (see “Intangible Assets” for the accounting policy on goodwill). Subsidiaries acquired during the year are included in the consolidated financial statements from the date on which control is transferred to the Group, and subsidiaries sold are included up to the date that control is relinquished. Where necessary, the accounting policies of subsidiaries have been adjusted to ensure consistency with the policies adopted by the Group.

All intercompany transactions, receivables, liabilities and unrealized profits, as well as intragroup profit distributions, are eliminated.

Associated companies and joint ventures

Associated companies are entities over which the Group generally holds between 20% and 50% of the voting rights, or over which the Group has significant influence but not overall control. Joint ventures are entities over which the Group has contractually agreed to share the power to govern the financial and operating policies of that entity with another venturer or venturers. Interests in associated companies and joint ventures are accounted for using the equity method of accounting.

Under this method the Group’s share of the associated company’s and joint venture’s profit or loss for the year less any amortized goodwill is recognized on the income statement. The Group’s interest in an associated company and joint venture is carried on the balance sheet at an amount that reflects its share of the net assets of the associated company and joint venture together with goodwill on acquisition, as amortized, less any impairment. Gains and losses on transactions between the Group and its associated companies and joint ventures are eliminated to the extent of the Group’s interest in the associated company and joint venture. Equity accounting is discontinued when the carrying amount of the investment in an associated company or interest in a joint venture reaches zero, unless the Group has incurred or guaranteed obligations in respect of the associated company or joint venture.

Minority interests

Minority interests have been disclosed separately from the consolidated shareholders’ equity and liabilities and are recorded as a separate deduction on the consolidated income statement.

Foreign currency transactions

Items included in the financial statements of each subsidiary in the Group are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that subsidiary (“the measurement currency”). The consolidated financial statements are presented in euros, which is the measurement currency of the parent.

Foreign currency transactions are translated into euros using the exchange rates prevailing at the dates of the transactions. Receivables and liabilities in foreign currencies are translated into euros at the middle exchange rates ruling on the balance sheet day. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized on the income statement. Foreign exchange differences arising in respect of operating business items are included in operating profit in the appropriate income statement account, and those arising in respect of financial assets and liabilities are included as a net amount in finance costs.

Income statements and cash flows of subsidiaries whose measurement and reporting currencies are not euros are translated into euros at quarterly average exchange rates. Their balance sheets are translated at the middle exchange rates ruling on the balance sheet date and the translation differences are taken to shareholders’ equity. When a foreign entity is sold, such translation differences are recognized on the income statement as part of the gain or loss on sale.

Derivative financial instruments

Derivative financial instruments are initially recognized on the balance sheet at cost and thereafter revalued at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. On the date a derivative contract is entered into, the Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), or a hedge of a forecasted transaction or of a firm commitment (cash flow hedge).

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective both prospectively and retrospectively are recorded on the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective both prospectively and retrospectively are recognized in equity (spot rate difference). Amounts deferred in equity are transferred to the income statement and classified as revenue or an expense in the same period during which the hedged firm commitment or forecasted transaction affects the income statement (for example, when the forecasted external sale to the Group takes place). The period when the hedging reserve is released to turnover after external sales varies between 1-3 months.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting under IAS 39, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the committed or forecasted transaction ultimately is recognized on the income statement. However, if a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Certain derivative transactions, while providing effective economic hedges under the Group Financial Policy, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately on the income statement.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives designated as hedges to specific assets and liabilities or to specific firm commitments or forecast transactions. The Group also documents its assessment, both at the hedge inception and on an ongoing basis, as to whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Fair values of derivative financial instruments have been estimated as follows: Interest forward rate agreements and futures contracts are fair valued based on quoted market rates as at the balance sheet date; forward foreign exchange contracts are fair valued based on the contract forward rates in effect as at the balance sheet date; foreign currency options are fair valued based on quoted market rates as at the balance sheet date; interest and currency swap agreements are fair valued based on discounted cash flow analyses; and commodity derivatives are fair valued based on quoted market rates as at the balance sheet date.

In assessing the fair value of non-traded derivatives such as embedded derivatives and other financial instruments, the Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Appropriate valuation techniques, such as option pricing models and estimated discounted value of future cash flows, are used to determine fair value for the remaining financial instruments. Embedded derivatives that are identified and monitored in the Group and the fair value changes are reported in financial income and expenses on the income statement.

Segment reporting

Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and returns that are different from those of components operating in other economic environments.

Discontinuing operations

A discontinuing operation results from a decision, pursuant to a single disposal plan, to divest an operation comprising a separate major line of business for which the assets less liabilities and net financial results may be distinguished physically, operationally and for financial reporting purposes. The pre-tax gain or loss on disposal of discontinuing operation is shown as a separate item on the consolidated income statement.

Revenue recognition

Sales are recognized after the transfer of the decisive risks and rewards that are connected with the ownership of the goods sold to the buyer and the Group retains neither a continuing right to dispose of the goods, nor effective control of those goods. Revenues from services are recorded when the service has been performed. Sales are shown net of indirect sales taxes, discounts and exchange differences on sales in foreign currency.

Income taxes

The Group’s income taxes include income taxes of Group companies based on taxable profit or proposed dividends for the financial period, together with tax adjustments for previous periods and the change of deferred income taxes. Tax credits arising from subsidiaries’ distribution of dividends are deducted from income taxes.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Currently enacted tax rates are used in the determination of deferred income tax. Deferred income tax is also provided on temporary differences arising on investments in subsidiaries, associated companies and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Temporary differences for accumulated depreciation and untaxed reserves (appropriations) are divided into shareholders’ equity and deferred tax liability on the consolidated balance sheet. Under the Finnish Companies Act such items in equity are excluded from distributable funds.

Property, plant and equipment

Property, plant and equipment acquired by Group companies are stated

at historical cost, except the assets of acquired subsidiaries that were stated at the fair values at the date of acquisition. Depreciation is calculated on a straight-line basis and adjusted for impairment charges, if any. The carrying value of the property, plant and equipment on the balance sheet represents the cost less accumulated depreciation and any impairment charges. Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized during the period of time that is required to complete and prepare the asset for its intended use. Other borrowing costs are expensed.

Land is not depreciated, but otherwise depreciation is based on the following expected useful lives:

Buildings 25-40 years

Heavy machinery 15-20 years

Light machinery and equipment 5-15 years

Expected useful lives of long-lived assets are reviewed at each balance sheet date and, where they differ significantly from previous estimates, depreciation periods are changed accordingly.

Ordinary repairs and maintenance costs are charged to the income statement during the financial period in which they are incurred. The cost of major renovations is included in the asset’s carrying amount when it is probable that the Group will derive future economic benefits in excess of the originally assessed standard of performance of the existing asset. Major renovations are depreciated over the useful lives of the related assets.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in operating profit. Assets to be disposed of are reported at the lower of the carrying amount and the fair value less selling costs.

Government grants

Government grants relating to the purchase of property, plant and equipment are deducted from the acquisition cost of the asset and recognized as income by reducing the depreciation charge of the asset they relate to. Other government grants are deferred and recognized on the income statement over the period necessary to match them with the costs they are intended to compensate.

Biological Assets

Biological assets (i.e. living trees) are measured at their fair value less estimated point-of-sale costs. The fair value of biological assets other than young seedling stands is based on discounted cash flows from continuous operations. The fair value of young seedling stands is the actual reforestation cost of those stands. Continuous operations, the maintenance of currently existing seedling stands and the felling of forests during one rotation, are based on the Company’s forest management guidelines. The calculation takes into account the growth potential and environmental restrictions and other reservations of the forests. Felling revenues and maintenance costs are calculated on the basis of actual costs and prices, taking into account the projection of future price development.

Periodic changes resulting from growth, felling, prices, costs and other premise changes are included in operating profit in the income statement.

Investment property

Investment property is treated as a long-term investment and is stated at historical cost. Depreciation is calculated on a straight-line basis and adjusted for impairment charges, if any. The balance sheet value of investment property reflects the cost less accumulated depreciation and any impairment charges.

Intangible assets

Amortization of intangible assets is based on the following expected useful lives:

Goodwill 5-20 years

Computer software 3-5 years

Other intangible assets 5-10 years

Goodwill

Goodwill represents the excess of the cost of acquisition over the fair value of assets less liabilities of the acquired subsidiary, associated company or joint venture at the date of acquisition. Goodwill and fair value adjustments arising on the acquisition of a foreign entity have been treated as assets of the reporting entity, which are reported using the exchange rate at the time the transaction took place. Goodwill is amortized on a straight-line basis over its expected useful life. Expected useful lives vary between 5 and 20 years, depending upon the nature of the acquisition. At each balance sheet date the expected useful lives are reviewed and, where they differ significantly from previous estimates, amortization periods are changed accordingly.

At each balance sheet date the Group evaluates the carrying value of goodwill. An impairment is recognized as a value adjustment when the expected future operating cash flows derived from the underlying businesses are less than the carrying value of the goodwill. A recognized impairment loss is not reversed unless the impairment loss was caused by a specific external event of an exceptional nature that is not expected to recur and subsequent external events have occurred which reverse the effect of that event.

The gain or loss on disposal of an entity includes the unamortized balance of goodwill.

Research and development

Research and development costs are expensed as incurred. Costs are included on the income statement in the item they relate to.

Computer software

Costs associated with maintaining computer software programs and costs related to the research phase of computer software development projects are recognized as an expense as incurred. However, development costs that are directly associated with identifiable and unique software products controlled by the Group and have a probable economic benefit exceeding the cost beyond one year are recognized as intangible assets. Direct costs include staff costs of the software development team and an appropriate portion of relevant overhead. Computer software development costs recognized as assets are amortized using the straight-line method over their useful lives.

Other intangible assets

Expenditure on acquired patents, trademarks and licences is capitalized and amortized using the straight-line method over their useful lives.

Intangible assets are not revalued.

Financial investments

Financial investments have been classified into trading, held-to-maturity and available-for-sale categories. The classification is dependent on the purpose for which the investments were acquired. All investments are currently classified as available-for-sale investments.

Purchases and sales of financial investments are recognized on the settlement date, which is the date that the asset is delivered to or by the Group. The cost of purchase includes transaction costs. Available-for-sale investments are subsequently carried at fair value.

The fair values of listed investments are based on quoted bid prices. Unlisted equity securities, for which fair values cannot be measured reliably, are recognized at cost less impairment.

Unrealized gains and losses arising from changes in the fair value of securities classified as available-for-sale are recognized in equity. When securities classified as available-for-sale are sold, the accumulated fair value adjustments in equity are included on the income statement as gains and losses from investment securities.

Loans receivable originated by the Company that have a fixed maturity are measured at amortized cost using the effective interest method and those that do not have a fixed maturity are measured at cost. Loans receivable are impaired if the carrying amount is greater than the estimated recoverable amount.

Impairments

Property, plant and equipment and other non-current assets, including goodwill and intangible assets, are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable, mainly independent, cash inflows. An impairment loss is the amount by which the carrying amount of the assets exceeds the recoverable amount. The recoverable amount is the higher of the asset’s net selling price and its value in use. The value in use is determined by reference to discounted future net cash flows expected to be generated by the asset.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the recoverable amount, however not to an extent higher than the carrying amount that would have been determined had no impairment loss been recognized in prior years.

Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in other long-term interest-bearing liabilities. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the asset or the lease term.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases net of any incentives received from the lessor are charged to the income statement on a straight-line basis over the period of the lease.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by the first-in, first-out (FIFO) method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

Trade receivables

Trade receivables are carried at their anticipated realizable value, which is the original invoice amount less an estimated valuation allowance for impairment of these receivables. A valuation allowance for impairment of trade receivables is made when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are included within borrowings in current liabilities on the balance sheet.

Treasury shares

Where the Company or its subsidiaries purchases the Company’s own equity share capital, the consideration paid including any attributable transaction costs net of income taxes is deducted from total shareholders’ equity as treasury shares until they are cancelled. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity.

Interest-bearing liabilities

Interest-bearing liabilities are classified as originated loans and are recognized initially as the proceeds received, net of transaction costs incurred. In subsequent periods, interest-bearing liabilities are stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized on the income statement over the period of the interest-bearing liabilities.

Most long-term interest-bearing liabilities are designated as hedged items in a fair value hedge relationship. Fair value variations resulting from the hedged interest rate risk are recorded to adjust the carrying amount of the hedged item and reported on the income statement. If the hedge accounting is discontinued, the carrying amount of the hedged item is no longer adjusted for fair value changes attributable to the hedged risk and the cumulative fair value adjustment recorded during the hedge relationship is amortized based on a new effective yield recalculation through the income statement.

Employee benefits

Pension obligations

The Group operates a mixture of pension schemes in accordance with the local conditions and practices in the countries in which it operates. Such benefit plans vary according to the customary benefit plans prevailing in the country concerned. Most of these programs are defined benefit pension schemes with retirement, disability, death and termination income benefits. The retirement income benefits are generally a function of years of employment and final salary with the Company and are generally coordinated with local national pensions. Generally, the schemes are either funded through payments to insurance companies or to trustee-administered funds as determined by periodic actuarial calculations, or the obligations are assumed directly by the Group. In addition there exist multi-employer pension arrangements and defined contribution pension arrangements.

For defined benefit plans, the liability in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date minus the fair value of plan assets, together with adjustments for actuarial gains/losses and past service cost. The defined benefit obligation is calculated by independent actuaries using the projected unit credit method and is measured as the present value of the estimated future cash outflows using interest rates of government securities that have terms to maturity approximating the terms of the related liability. The cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of the employees. Actuarial gains and losses arising from experience adjustments, changes in actuarial assumptions and amendments to pension plans are recognized over the average remaining service lives of the employees concerned.

For defined contribution plans, contributions are paid to pension insurance plans. Once the contributions have been paid, there are no further payment obligations. Contributions to defined contribution plans are charged to the income statement in the period to which the contributions relate.

Other post-retirement obligations

Some Group companies provide post-retirement healthcare benefits to their retirees. The entitlement to these benefits is usually based on the employee remaining in service up to retirement age and the completion of a minimum service period. The expected costs of these benefits are accrued over the period of employment, using an accounting methodology similar to that for defined benefit pension plans. Valuations of these obligations are carried out by independent qualified actuaries.

Equity compensation benefits

Share options are granted to key personnel. Holders of options have the right to subscribe shares at a price that is based on the weighted average share prices on the Helsinki Exchanges during the periods defined in the share option plans. The fixed subscription prices will be reduced, on the respective record dates for dividend payments, by the amount of dividend declared after the period for determining the subscription price has expired and before the shares are subscribed. When the options are exercised, the proceeds received, net of any transaction costs, are credited to share capital and the share premium reserve.

Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

Restructuring provisions

Restructuring provisions are recognized in the period in which the Group becomes legally or constructively committed to payment. Employee termination benefits are recognized only after either an agreement has been made with the appropriate employeerepresentatives on the terms of redundancy and the numbers of employees affected, or after individual employees have been advised of the specific terms. Costs related to the ongoing activities of the Group are not provisioned in advance.

Environmental remediation provisions

Expenditure that results from remediation of an existing condition caused by past operations and does not contribute to current or future revenues is expensed. Environmental remediation provisions are recognized based on current interpretations of environmental laws and regulations when it is likely that the liability has been incurred and the amount of such liability can be reasonably estimated. Amounts provisioned are not discounted and do not include third-party recoveries.

Dividends

Dividends are recorded in the Group’s financial statements in the period in which they are approved by the Group’s shareholders.

Comparatives

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current year.

(Unaudited)

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

DISTRIBUTION

Helsinki Stock Exchanges

New York Stock Exchange

Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2004	UPM-KYMMENE CORPORATION

	By:	/s/ Kari Toikka
Kari Toikka Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila Senior Vice President, Investor Relations